Filed by PARIS RE Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:
PARIS RE Holdings Limited
(Commission File No. 132 - 02692)
PARIS RE -- Presentation for Clients PartnerRe -- PARIS RE Project outline

2 PARIS RE -- Presentation for Clients The current circumstances _Macro View: Direction of global economies Outlook for inflation Uncertain levels of government intervention into economy Climate change _Micro View: Extraordinary capital markets volatility Evolving regulatory environment Changes in reinsurance buying behavior Uncertainty around amounts of risk capital on offer Casualty loss trends

3 PARIS RE -- Presentation for Clients _ Combined surplus will increase the capacity available for clients _ Increased capital and diversification will improve stability and security over time _ Broader underwriting and actuarial expertise offers more reinsurance solutions to clients needs Added value created for the clients

4 PARIS RE -- Presentation for Clients Combined Company will be a Leading Global Reinsurer Ranked by 2008 Non-Life Reinsurance NWP (in billions of US$) 20,2 13,4 8,5 6 4,6 4,1 4 3,4 2,9 1,8 1,6 1,5 1,2 1,2 1 Munich Re Swiss Re Berkshire Hathaway Hannover Re PartnerRe Proforma Transatlantic Re SCOR PartnerRe Everest Re XL Re Odyssey Re Axis Paris Re Arch Platinum Re

5 PARIS RE -- Presentation for Clients Combined Company will be a Leading Global Reinsurer Book Value Total Capital 1 AM Best S&P Moody's Fitch Rank Group (most recent quarter) 1 Berkshire Hathaway 2 51,000 51,000 A ++ AAA Aa 1 AAA 2 Munich Re 28,741 36,845 A+ AA - Aa 3 AA - 3 Swiss Re3 18,822 26,099 A A + A1 na Pro Forma 5,505 6,530 A+ AA - Aa 3 AA 4 Hannover Re 3,934 6,605 A AA - na na 5 Everest Re 5,040 6,058 A+ A+ Aa 3 AA - 6 SCOR 4,740 6,049 A- A A2 A 7 Axis Capital 3,993 4,992 A A + A2 na 8 PartnerRe 3,762 4,795 A + AA - Aa 3 AA 9 Arch Capital 3,305 4,030 A A A2 A + 10 Transatlantic 3,321 4,018 A A + Aa 3 na Paris RE 2,045 2,045 A- A- na na 1 Includes preferred equity and total debt 2 Per Company filings, statutory surplus of Berkshire Hathaway's insurance businesses was approximately US $51 billion at December 31, 2008 3 Includes announced sale of CHF3.0 billion in convertible perpetual capital instruments to Berkshire Hathaway In billion of US$

6 PARIS RE -- Presentation for Clients Combined business by line Combined PartnerRe PARIS RE + = Global Specialty Global P&C US Specialty Life 19% 2% 5% 5% 21% 42% 6% Catastrophe US Casualty US Property 6% 14% 7% 19% 29% 15% 10% 12% 5% 12% 6% 32% 13% 20%

7 PARIS RE -- Presentation for Clients Combined business by type 57% 33% 10% 68% 28% 4% 25% 48% 27% Proportional Facultative Non-Proportional = Combined PartnerRe PARIS RE +

8 PARIS RE -- Presentation for Clients Combined business by geography 4% 6% 2% 42% 46% 9% 7% 7% 36% 41% 45% 41% 5% 6% 3% Europe N. America Africa & Middle East Caribbean & LA Asia, Aus & NZ Combined PartnerRe PARIS RE + =

9 PARIS RE -- Presentation for Clients Transition overview Impact to Clients Completion Target Date Phase 1 Block Purchase transaction Await approvals Governed by antitrust rules Two separate companies; two separate relationships Q4 2009 Phase 2 Exchange offer for remaining shares* PartnerRe as majority owner 2 separate companies Underwriting of 1.1.2010 renewals will be separate Q1 2010 Phase 3 Two entities become one PartnerRe gains full control Integration begins Business conducted as one company; continuity of capacity is primary goal Q1 2010 * Subject to approval of French Autorité des Marches Financiers

10 PARIS RE -- Presentation for Clients Impact to cedant/broker relationships _ Continuity of offer to the clients will be a primary goal in managing client relations through the integration No sudden exiting of any segment of business If risk accumulation or other contract specific reasons require a pull back, it will communicated early and ample time will be given to clients to replace support. Where channel conflict occurs on a program, existing channels will be protected until such time as clients direct otherwise. _ The time line of transaction allows us to build together the best organisation needed to answer our clients' needs starting in July 2010

11 PARIS RE -- Presentation for Clients Impact to cedant/broker relationships _ Behavior in the marketplace is not intended to be influenced by the pending transaction We should be viewed as separate companies until the deal has fully closed -- Q1 2010. No discussion about combining participations or exchanging data or underwriting evaluations. All business is to be renewed independently until the integration of the businesses, expected by Q2 of 2010.

12 PARIS RE -- Presentation for Clients _ Ability to offer increased limits through enlarged surplus base _ Greater stability with an improved capital base and diversification _ Improved security _ More underwriting and actuarial expertise available to address clients needs in all lines of business Transaction will be beneficial to clients

Cautionary Statement Regarding Forward-Looking Statements
This communication may contain “forward-looking statements” about PARIS RE and PartnerRe within the meaning of the “safe harbor” provisions of the of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on PARIS RE’s and PartnerRe’s assumptions and expectations concerning future events and financial performance, in each case, as they relate to PARIS RE, PartnerRe or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the PARIS RE’s, PartnerRe’s, or the combined company’s investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe’s filings with the United States Securities and Exchange Commission and in PARIS RE’s Registration Document (Document de Référence) filed with the Autorité des Marchés Financiers (the French securities regulator, the “AMF”) on April 29, 2009 under the n° R.09-036, which is also available in English on PARIS RE’s web site (http://www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PARIS RE or PartnerRe disclaims any obligation to publicly update or revise any forward-looking information or statements. PARIS RE Holdings Limited does not communicate a “profit forecast” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward-looking statements contained in this press release should not be held as corresponding to such profit forecasts.
Additional Information and Where to Find It
If required by the applicable laws and regulations, PartnerRe will file a registration statement and exchange offer prospectus with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. PARIS RE urges investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Robin Sidders, Director of Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com. An information document and a document in response will be filed with the AMF and will be published and available on the website of the AMF (www.amf-france.org).
Important Information for Investors and Shareholders
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions.
Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. The offer remains subject to review by the AMF.
PARIS RE — Presentation for Clients

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